December 6, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549
Attention: Mr. Benjamin Meeks and Ms. Katherine Hsu

Re:	BMW Auto Leasing LLC
Financial Services Vehicle Trust
Registration Statement on Form SF-3
File Nos. 333-227645 and 333-227645-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, each of BMW Auto Leasing LLC and Financial Services Vehicle Trust (each, a “Registrant”) hereby requests that the effective date for Registration Statement on Form SF-3, File Nos. 333-227645 and 333-227645-01 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, December 10, 2018, by 5:00 p.m. (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrants acknowledge that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Very truly yours,

BMW AUTO LEASING LLC, as Registrant

By: BMW Financial Services NA, LLC,
as member

By: /s/ Stefan Kramer
Name:  Stefan Kramer
Title:    Vice President - Finance and Chief Financial Officer

FINANCIAL SERVICES VEHICLE TRUST, as Registrant

By: BMW Financial Services NA, LLC, solely as Servicer

By: /s/ Stefan Kramer
Name:  Stefan Kramer
Title:    Vice President - Finance and Chief Financial Officer